SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                            SFBC International, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    784121105
                                    ---------

                                 (CUSIP Number)

                                December 31, 2000
                                -----------------

             (Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                (continued on following page(s))

CUSIP No.:  784121105
            ---------


(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only):

        Lisa Krinsky, M.D.                                  ###-##-####


(2)      Check the Appropriate Box if Member of a Group:

          (a)   [   ]

          (b)   [   ]
(3)   SEC Use Only: ___
- ------------------------------------------------
(4)   Citizenship or Place of Organization:   United States of America


       Number of Shares                      (5)  Sole Voting Power:           1,064,488
       Beneficially Owned                    (6)  Shared Voting Power:         none
       by Each Reporting                     (7)  Sole Dispositive Power:      1,064,488
       Person With                           (8)  Shared Dispositive Power:    none


(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,064,488

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

(11)  Percent of Class Represented by Amount in Row 9:  29.2%


(12)  Type of Reporting Person (See Instructions):  IN


Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [ ] Rule 13d-1(b) [ ] Rule 13d-1(c) [X] Rule 13d-1(d)

ITEM 1.

1(a) Name of Issuer:    SFBC International, Inc.

1(b) Address of Issuer's Principal Executive Offices:  11190 Biscayne Blvd.
                                                       Miami, FL  33181

ITEM 2.

2(a) Name of Person Filing:  Lisa Krinsky, M.D.


2(b) Address or Principal Business Office or, if none, Residence:

                        11190 Biscayne Blvd.
                        Miami, FL 33181

2(c) Citizenship:  USA

2(d) Title of Class of Securities:  Common Stock

2(e) CUSIP No.:  784121105


ITEM 3.

Not Applicable

ITEM 4. OWNERSHIP.

a.       Amount Beneficially Owned:  1,064,488(1)


b.       Percent of class:  29.2%


c.       Number of shares as to which such person has:
i.       Sole power to vote or to direct the vote:  1,064,488(1)

ii.      Shared power to vote or to direct the vote:  none

iii.     Sole power to dispose or to direct the disposition of:  1,064,488(1)

iv.      Shared power to dispose or to direct the disposition of:  none

(1) This amount includes 50,001 shares of common stock, which may be issued upon the exercise of vested options.

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10. CERTIFICATIONS.

Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2001

                                            Signature: /s/ Lisa Krinsky, M.D.
                                                       ----------------------
                                            Name:     Lisa Krinsky, M.D.
                                            Title:       President